Exhibit 21.1

Each of the following entities are, direct or indirect, wholly owned subsidiaries of the Registrant, Gart Sports Company:

Name of Subsidiary	State of Incorporation	Names Under which Subsidiary Operates.
Gart Bros. Sporting Goods Company	Colorado	Gart Sports
Oshman’s Sporting Goods, Inc.	Delaware	Oshman’s, Oshman’s Supersports USA, Gart Sports and Sportmart
Sportmart, Inc.	Delaware	Sportmart and Gart Sports
Oshman Sporting Goods Co., Hawaii	Texas	Not applicable
Oshman Sporting Goods Co., New York	Texas	Not applicable
Oshman Sporting Goods Co., Tennessee	Texas	Oshman’s
Oshman Sporting Goods Co., New Jersey	Texas	Not applicable
Oshman Sporting Goods Co., Georgia	Texas	Not applicable
Oshman Sporting Goods Co., Oklahoma	Texas	Oshman’s Supersports USA
Oshman Sporting Goods Co. Louisiana	Texas	Oshman’s
Oshman Sporting Goods Inc. Services	Delaware	Not applicable